UNITED STATES

                    SECURITIES AND EXCHANGE COMMISSION
                           Washington, DC 20549

                               Form N-54a

    NOTIFICATION OF ELECTION TO BE SUBJECT TO SECTIONS 55 THROUGH 65
               OF THE INVESTMENT COMPANY ACT OF 1940
             FILED PURSUANT TO SECTION 54(A) OF THE ACT

The undersigned business development company hereby notifies the Securities and Exchange Commission that it elects, pursuant to the provisions of section 54(a) of the Investment Company Act of 1940 (the "Act"), to be subject to the provisions of sections 55 through 65 of the Act and, in connection with such notification of election, submits the following information:

Name:  Par 3 Services, Inc.

Address of Principal Business Office:  520 South Fourth Avenue, Suite 420
                                       Louisville, KY 40202-2577

Telephone Number:                      (502) 376-8420

Name and Address of Agent for Service
of Process:                            Bryce Knight, CEO
                                       Par 3 Services, Inc.
                                       520 South Fourth Avenue, Suite 420
                                       Louisville, KY 40202-2577

Check one of the following:

[X] The company has filed a registration statement for a class of equity securities pursuant to Section 12 of the Securities Exchange Act of 1934. Give the file number of the registration statement or, if the file number is unknown or has not yet been assigned, give the date on which the registration statement was filed: Form 10SB12G, filed February 16,2000.

[ ] The company is relying on Rule 12g-2 under the Securities Exchange Act of 1934 in lieu of filing a registration statement for a class of equity securities under that Act.

The file number of the registration as an investment company pursuant to section 8(a) of the Act, if any, of the company:


The file number of the registration as an investment company pursuant to section 8(a) of the Act, if any, of any subsidiary of the company:



The undersigned company certifies that it is a closed-end company organized under the laws of the State of Nevada and with its principal place of business in Kentucky; that it will be operated for the purposes of making investments in securities described in section 55(a)(1) through (3) of the Investment Company Act of 1940; and that it will make available significant managerial assistance with respect to issuers of such securities to the extent required by the Act.

SIGNATURES

Pursuant to the requirements of the Act, the undersigned company has caused this notification of election to be subject to sections 55 through 65 of the Investment Company Act of 1940 to be duly signed on its behalf in the city of Louisville and state of Kentucky on this 25th day of January 2005.

By:  /x/ Bryce Knight
    --------------------
Name:  Bryce Knight

Title: Chief Executive Officer

Attest:  /x/ Eric Scroggin
        --------------------
By:     Eric Scroggin, Secretary and Treasurer